VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, D.C. 20549-4561

Attention:	Ronald Winfrey H. Roger Schwall

Re:	Stratex Oil & Gas Holdings, Inc.
Current Report on Form 8-K Filed July 12, 2012, as amended on July 13, 2012 (File No. 333-164856)

Ladies and Gentlemen:

On behalf of Stratex Oil & Gas Holdings, Inc. (the “Company”), we are hereby filing Amendment No. 2 (“Amendment No.2”) to the Company’s above-referenced Current Report on Form 8-K, which was initially filed with the Securities and Exchange Commission (the “Commission”) on July 13, 2012 (the “Current Report”).  For your convenience, we have enclosed a courtesy package which includes two copies of Amendment No. 2 which have been marked to show changes from the filing of the Current Report.

Amendment No. 2 has been revised to reflect the Company’s responses to the comments received by email on August 24, 2012 from the staff of the Commission (the “Staff”).  For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Description of Business, page 8

Operations, page 9

1.
We note your statement, “As a non-operating participant, we intend to rely on operating partners to conduct the drilling process and to bear operating and overhead costs, which should allow us to invest the highest possible working interest while minimizing costs.”  Please amend your document to disclose that, as a non-operating partner, you will be liable for your share of the operating and capital costs incurred for each property by its operator.

Response: Amendment No. 2 has been revised to include disclosure that, as a non-operating partner, we will be liable for our share of the operating and capital costs incurred for each property by its operator.

Bakken Oil Estimates, page 10

2.
We note the references to 3, 4.3 and 11 billion barrels of oil associated with the Bakken and Three Forks-Sanish formations. As these figures are not reserves, please remove them from your document. Refer to the instruction for Item 1202 of Regulation S-K.

Response: The “Bakken Oil Estimates” section has been removed

Niobrara Formation, page 10

3.
Please clarify your statement, “The Niobrara is a new oil formation that is part of the Denver-Julesburg basin. It is an early oil formation that is being compared to the Bakken Shale.” to disclose that the oil exploitation activities in the Niobrara formation are recently begun and that the performance of the Niobrara and Bakken are being compared as part of the operators’ evaluation procedures.

Response: The disclosure has been revised to disclose that oil exploitation activities in the Niobrara formation have recently begun and that the performance of the Niobrara and Bakken are being compared as part of the operators’ evaluation procedures.

Three Forks-Sanish Formation, page 11

4.	Please support, with verifiable production figures, your statement, “Three Forks is an early play, and the wells so far have been strong producers.” or delete it.

Response: The disclosure has been deleted.

Leasehold Holdings, page 13

5.
Please support, with verifiable production figures and proved reserve estimates, your statement, “The Pennsylvanian Formation has estimated ultimate recovery rates of between 300,000 and 500,000 barrels of oil per well.” or delete it.

Response: The disclosure has been deleted.

Disclosure of Reserves, page 14

6.
We note the proved developed reserves, 410,990 barrels of oil, disclosed here and the proved developed reserve figures, 12,800 barrels, presented in your third party reserve report, Exhibit 99.1. Please amend your document to disclose the correct figures.

Response: Amendment No.2 has been revised to disclose 12,800 barrels consistently throughout the document. The 410,990 disclosure was in error.

Oil and Gas Production, Production Prices and Production Costs, page 16

7.	Please remove the text and table which presents Montana gross and net productive oil wells as 2,772.

Response: The text and table have been removed.

Oil and Gas Properties, Wells, Operations and Acreage, page 18

8.	Please correct the table that presents gross and net oil well count as 1 and 260 for Montana and 7 and 114 for Kansas.

Response:

Notes to Consolidated Financial Statements, page F-5

9.	We note the omission of the disclosure items required by FASB ASC 932-235-50-2. Please amend your document to comply with ASC 932.

Response: The amended Form 8K/A has been revised to include disclosure items required by FASB ASC 932-235-50-2and ASC 932.

Very truly yours

Meister Seelig & Fein, LLP

/s/ Mitchell L. Lampert

Mitchell L. Lampert